UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________________________________________
FORM N-8F
_______________________________________________

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger
☐	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.	Name of fund: USA Mutuals (the “Trust”)

3.	Securities and Exchange Commission File No.:

811-10319

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                   ☐   Initial Application            ☒    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

700 N. Pearl Street, Suite 900
Dallas, Texas 75201

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Carol Gehl, Attorney
833 East Michigan Street, Suite 1800
Milwaukee, Wisconsin 53202
414-287-9255

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Records Relating to:	Are located at:
Trust’s Fund Administrator, Fund Accountant and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street, 3rd Floor Milwaukee, WI 53202 1-866-264-8783
Trust’s Custodian	U.S. Bank, N.A. 155 North RiverCenter Drive, Suite 302 Milwaukee, Wisconsin 53212 1-866-264-8783
The Trust and the Investment Adviser	USA Mutuals Advisors, Inc. Plaza of the Americas 700 North Pearl Street, Suite 900 Dallas, Texas 75201 1-800-688-8257
Trust’s Distributor	Compass Distributors, LLC 3 Canal Plaza, Suite 100 Portland, Maine 04101 484-320-6239

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Sub-classification if the fund is a management company (check only one):

☒    Open-end            ☐    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):  Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

USA Mutuals Advisors, Inc.
Plaza of the Americas
700 North Pearl Street, Suite 900
Dallas, Texas 75201

Wavefront Global Asset Management Corporation
36 Toronto Street, Suite 750
Toronto, Ontario M5C 2C5
Canada

Carbon Beach Asset Management, LLC
1405 2nd Street, Suite 222
Santa Monica, California 90402

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Compass Distributors, LLC
3 Canal Plaza, Suite 100
Portland, Maine 04101

Quasar Distributors, LLC
111 East Kilbourn Avenue, Suite 2200
Milwaukee, Wisconsin 53202

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositors’ name(s) and address(es):
Not Applicable.

(b)	Directors’ name(s) and address(es):
Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                    ☐   Yes             ☒    No

If Yes, for each UIT state (name, file no. and business address):

Not applicable.

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

 ☒    Yes             ☐    No

If Yes, state the date on which the board vote took place: September 22, 2020

If No, explain: Not applicable.

(b)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes             ☐     No

If Yes, state the date on which the shareholder vote took place:  December 30, 2020

If No, explain: Not applicable.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes             ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions: January 25, 2021

(b)	Were the distributions made on the basis of net assets?

☒ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

          ☒    Yes           ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable

(e)	Liquidations only:

     Were any distributions to shareholders made in kind?

       ☐     Yes             ☒    No

     If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

     Not applicable

17.	Closed-end funds only:

      Not Applicable.

Has the fund issued senior securities?

                  ☐    Yes             ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒    Yes            ☐    No

If No,
(a)	How many shareholders does the fund have as of the date of this form filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interest?

             ☐   Yes             ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interest of, those shareholders.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

              ☐    Yes            ☒    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Not Applicable.

(b)	Why has the fund retained the remaining assets?

Not Applicable.

(c)	Will the remaining assets be invested in securities?

Not Applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

             ☐    Yes             ☒    No

If yes,

(a)	Describe the type and amount of each debt or other liability:

           Not Applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

          Not Applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

23.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $95,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): Tail Insurance: $22, 950 Administrative (CUSIP): $688 Printing: $3,333 Blue Sky: $15,800 Proxy: $28,906 Fund Administration De-conversion: $48,740

(iv)	Total expenses (sum of lines (i) - (iii) above): $215,417

(b)	How were those expenses allocated? All of the expenses were paid for by USA Mutuals Advisors, Inc.

(c)	Who paid those expenses? All of the expenses were paid for by USA Mutuals Advisors, Inc.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
               ☐    Yes             ☒    No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
               ☐    Yes            ☒    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
               ☐    Yes             ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:
  USA Mutuals Vitium Global Fund
 USA Mutuals Navigator Fund
 Each a series of Northern Lights Fund Trust IV

(b)	State the Investment Company Act file number of the fund surviving the Merger:

  811-23066

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s) and date the agreement was filed:

DEF 14A, File No. 811-10319 (SEC Accession No. 0000894189-20-008903)
November 5, 2020

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the USA Mutuals Vitium Global Fund and the USA Mutuals Navigator Fund, each a series of the Trust;  (ii) he is the President of the Trust; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Richard Sapio
Richard Sapio
President of USA Mutuals April 29, 2021